UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events

Appointment of second Investor Nominee Director by Canada Pension Plan Investment Board

Pursuant to the Nomination Letter received from Canada Pension Plan Investment Board (“CPP Investments”) under Clause 2.1(c) (v) of Shareholders Agreement, the Board of Directors of ReNew Energy Global PLC, on September 20, 2023, approved the appointment of Mr. William Bowen Shepheard Rogers (Bill Rogers) as second Nominee Director of CPP Investments.

Brief profile of Bill Rogers

Bill Rogers is the Global Head of Sustainable Energies Group of CPP Investments. He leads CPP Investments global Sustainable Energies activities. Bill has over 20 years of private equity investment experience, with the majority focused on the energy transition. Most recently he was part of the Leadership Team that built the Green Investment Group, Macquarie’s global renewables principal investment business. Bill started his career at Shell and McKinsey. Bill holds a BA and an MA in Engineering from Cambridge University.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statement on Form F-3, SEC file number 333-259706, filed by the Registrant on October 13, 2022 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 22, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary